UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                               PERINI CORPORATION
                               ------------------
                                (Name of Issuer)

                                Common Stock
                -----------------------------------------------
                         (Title of Class of Securities)

                                 713-839108
                                 ----------
                               (CUSIP Number)

                               Murray A. Indick
                         Blum Capital Partners, L.P.
                      909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                ------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 13, 2003
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Page 1 of 11


CUSIP NO. 713-839108            SCHEDULE 13D                      Page 2 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                        PB CAPITAL PARTNERS, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3248865
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        5,485,324**
   BENEFICIALLY
   OWNED BY EACH
   PERSON WITH
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   5,485,324**


------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  5,485,324**


------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                24.0%**



------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN
------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 713-839108            SCHEDULE 13D                      Page 3 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        5,485,324**
   BENEFICIALLY
   OWNED BY EACH
   PERSON WITH
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   5,485,324**


------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  5,485,324**


------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                24.0%**


------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 713-839108            SCHEDULE 13D                      Page 4 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        5,485,324**
   BENEFICIALLY
   OWNED BY EACH
   PERSON WITH
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   5,485,324**


------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  5,485,324**


------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                24.0%**



------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 713-839108            SCHEDULE 13D                      Page 5 of 11

------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON                                   RICHARD C. BLUM

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.A.

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        5,485,324**
   BENEFICIALLY
   OWNED BY EACH
   PERSON WITH
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   5,485,324**


------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  5,485,324**


------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                24.0%**



------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 713-839108            SCHEDULE 13D                      Page 6 of 11

------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON       THE COMMON FUND FOR NONPROFIT ORGANIZATIONS

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               23-7037968
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             New York

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        1,162,348**
   BENEFICIALLY
   OWNED BY EACH
   PERSON WITH
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   1,162,348**


------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,162,348**


------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 5.1%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 713-839108            SCHEDULE 13D                      Page 7 of 11

Item 1.  Security and Issuer
----------------------------

This Amendment No. 7 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on April 7, 2000 by PB Capital Partners, L.P., a Delaware limited partnership ("PB Capital"), Blum Capital Partners, L.P., a California limited partnership ("Blum L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc.; and The Common Fund for Nonprofit Organizations, a New York nonprofit corporation ("The Common Fund") (collectively, the "Reporting Persons"). This Amendment No. 7 relates to shares of Common Stock, $1.00 par value (the "Common Stock") of Perini Corporation, a Massachusetts corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 73 Mt. Wayte Avenue, Framingham, Massachusetts 01701. The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the
Schedule 13D.

Item 2.  Identity and Background
--------------------------------

Item 2 of the Schedule 13D is hereby amended as follows:

Since the filing of Amendment No. 6 to Schedule 13D, there have been changes to the executive officers and directors of Blum L.P. and RCBA Inc.

The principal business office address of Blum L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of Blum L.P. and RCBA Inc., their addresses, citizenship and principal occupations are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Richard C. Blum        909 Montgomery St.       USA      President & Chairman,
President &            Suite 400                         Blum L.P.
Chairman               San Francisco, CA 94133

Nils Colin Lind        909 Montgomery St.       Norway    Managing Partner,
Managing Partner       Suite 400                          Blum L.P.
& Director             San Francisco, CA 94133

John C. Walker         909 Montgomery St.       USA       Partner,
Partner                Suite 400                          Blum L.P.
                       San Francisco, CA 94133

Jose S. Medeiros       909 Montgomery St.       Brazil    Partner,
Partner                Suite 400                          Blum L.P.
                       San Francisco, CA 94133



CUSIP NO. 713-839108            SCHEDULE 13D                      Page 8 of 11


Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Kerry L. Nelson       909 Montgomery St.       USA        Partner,
Partner               Suite 400                           Blum L.P.
                      San Francisco, CA 94133

Jeffrey A. Cozad      909 Montgomery St.       USA        Partner,
Partner               Suite 400                           Blum L.P.
                      San Francisco, CA 94133

Marc T. Scholvinck    909 Montgomery St.       USA        Partner & Chief
Partner, Chief        Suite 400                           Financial Officer,
Financial Officer,    San Francisco, CA 94133             Blum L.P.
Assistant Secretary
& Director

Murray A. Indick      909 Montgomery St.       USA        Partner and
Partner, General      Suite 400                           General Counsel,
Counsel & Secretary   San Francisco, CA 94133             Blum L.P.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 5.  Interest in Securities of the Issuer
---------------------------------------------

Item 5 is hereby amended as follows: (a), (b) According to the Issuer's most recent Form 10-Q, there were 22,872,535 shares of Common Stock issued and outstanding as of November 5, 2003. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common Stock:(i) 4,273,175 shares of Common Stock held by Blum L.P. and RCBA, Inc. directly and on behalf of the limited partnership for which Blum L.P. serves as the general partner, which represents 18.7% of the outstanding shares of the Common Stock; and (ii) 1,162,348 shares of the Common Stock that are legally owned by The Common Fund for the account of its Multi-Strategy Equity Fund ("The Common Fund")and 49,801 shares of the Common Stock that are legally owned by United Brotherhood of Carpenters Pension Plan ("UBC")(collectively, the "Investment Advisory Clients"), with respect to which Blum L.P. has voting and investment power. The Investment Advisory Clients represent 5.3% of the outstanding shares of Common Stock. Each Investment Advisory Client has entered into an advisory


CUSIP NO. 713-839108            SCHEDULE 13D                     Page 9 of 11

agreement with Blum L.P., but neither Investment Advisory Client has any contract, arrangement or understanding with the other Investment Advisory Client, or any other Reporting Person, with respect to the acquisition, ownership, disposition or voting of any shares of the Common Stock. Each Investment Advisory Client disclaims membership in a group with any Reporting Person or with the other Investment Advisory Client, and each disclaims beneficial ownership of any shares beneficially owned by the Reporting Persons other than for their own account. Voting and investment power concerning the above shares are held solely by Blum L.P. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 5,485,324 shares of the Common Stock, which is 24.0% of the outstanding Common Stock. As the sole general partner of Blum L.P., RCBA Inc. is deemed the beneficial owner of the securities over which Blum L.P. has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc., is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc.

c) During the last 60 days, the Reporting Persons distributed the following shares of Common Stock:

Entity                            Trade Date   Shares   Price/Share
------                            ----------   -------   ----------
Investment partnership for        11-13-03     362,845       0
which Blum L.P. serves as the
general partner.

During the last 60 days, the Reporting Persons acquired the following shares of Common Stock:

Entity                            Trade Date   Shares   Price/Share
------                            ----------   -------   ----------
Blum L.P.                          11-13-03     24,772       0

(d) and (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------------

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except (i) as previously


CUSIP NO. 713-839108            SCHEDULE 13D                     Page 10 of 11


disclosed, or (ii) as noted above, Blum L.P. has voting and investment power of the shares held by it for the benefit of the Investment Advisory Clients.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A  Joint Filing Undertaking.


CUSIP NO. 713-839108            SCHEDULE 13D                     Page 11 of 11

                                 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

November 21, 2003

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By:  Richard C. Blum & Associates, Inc.
                                           its general partner



By:  /s/ Murray A. Indick                By:  /s/ Murray A Indick
    -------------------------------       -----------------------------------
    Murray A Indick                        Murray A Indick
    Partner and General Counsel            Partner and General Counsel



PB CAPITAL PARTNERS, L.P.
By: Blum Capital Partners, L.P.,
   its general partner
By: Richard C. Blum & Associates, Inc.,
   its general partner                      RICHARD C. BLUM



By: /s/ Murray A Indick                By: /s/ Murray A Indick
   -------------------------------         ------------------------
   Murray A Indick                     By:  Murray A Indick
   Partner and General Counsel              Attorney-in-Fact


THE COMMON FUND FOR NON-PROFIT ORGANIZATIONS
By:  Blum Capital Partners, L.P.,
    its investment advisor
By:  Richard C. Blum & Associates, Inc.
    its general partner


By: /s/ Murray A Indick
   -------------------------------
   Murray A Indick
   Partner and General Counsel



CUSIP NO. 713-839108            SCHEDULE 13D                     Page 1 of 1

                                  Exhibit A

                           Joint Filing Undertaking

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to the Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

November 21, 2003

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By:  Richard C. Blum & Associates, Inc.
                                           its general partner



By:  /s/ Murray A. Indick                By:  /s/ Murray A Indick
    -------------------------------       -----------------------------------
    Murray A Indick                        Murray A Indick
    Partner and General Counsel            Partner and General Counsel



PB CAPITAL PARTNERS, L.P.
By: Blum Capital Partners, L.P.,
   its general partner
By: Richard C. Blum & Associates, Inc.,
   its general partner                      RICHARD C. BLUM



By: /s/ Murray A Indick                By: /s/ Murray A Indick
   -------------------------------         ------------------------
   Murray A Indick                     By:  Murray A Indick
   Partner and General Counsel              Attorney-in-Fact


THE COMMON FUND FOR NON-PROFIT ORGANIZATIONS
By:  Blum Capital Partners, L.P.,
    its investment advisor
By:  Richard C. Blum & Associates, Inc.
    its general partner


By: /s/ Murray A Indick
   -------------------------------
   Murray A Indick
   Partner and General Counsel